UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

KB FINANCIAL GROUP INC.

(Name of Issuer)

Common Stock

American Depository Shares (each representing one share of Common Stock)

(Title of Class of Securities)

48241A105

(CUSIP Number)

February 14, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48241A105

1	Names of Reporting Persons ING Groep N.V.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 2,085,458(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,085,458(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,085,458(1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0.5398%(2)

12	Type of Reporting Person (See Instructions) HC

(1) This amount represents 1,745,670 shares of Common Stock and 339,788 American Depository Shares, each representing one share of Common Stock. All 339,788 of these American Depository Shares and all 1,745,670 shares of Common Stock are held by indirect subsidiaries of ING Groep N.V. in their role as a discretionary manager of client portfolios. ING Groep N.V. disclaims beneficial ownership of all 1,745,670 shares of Common Stock and all 339,788 American Depository Shares held by its indirect subsidiaries, as ING Groep N.V. does not hold or exercise voting rights or dispositive powers for such securities.

(2) Based on 386,351,693 shares of Common Stock, par value W5,000 per share, of KB Financial Group Inc. issued and outstanding as of December 31, 2011, as reported by the Issuer in Item 7A of its Annual Report on Form 20-F/A, filed with the Securities and Exchange Commission on April 30, 2012.

CUSIP No. 48241A105

1	Names of Reporting Persons ING Bank N.V.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. 48241A105

Item 1(a).	Name of Issuer: KB Financial Group Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

Item 2(a).	Name of Person Filing: ING Groep N.V. ING Bank N.V.
Item 2(b).

Address of Principal Business Office or, if none, Residence:
ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam-Zuidoost

Postbus 810

1000 BV Amsterdam

The Netherlands

ING Bank N.V.

Bijlmerplein 888

1102 MG Amsterdam-Zuidoost

Postbus 1800

1000 BV Amsterdam

The Netherlands

Item 2(c).	Citizenship: See item 4 on Page 2 See item 4 on Page 3
Item 2(d).	Title of Class of Securities: Common Stock American Depository Shares each representing one share of Common Stock
Item 2(e).	CUSIP Number: 48241A105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(Not Applicable)
	(a)	☐	Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);
	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);
	(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) under the Exchange Act;
	(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) under the Exchange Act;
	(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G) under the Exchange Act;
	(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	☐	Group in accordance with Rule 13d-1(b)(1)(ii)(J) under the Exchange Act.

CUSIP No. 48241A105

Item 4.	Ownership.

(a)

ING Groep N.V. may be deemed to be the beneficial owner of 1,745,670 shares of Common Stock and 339,788 American Depository Shares, each representing one share of Common Stock, held by its indirect wholly owned subsidiaries. Of these, all 339,788 American Depository Shares and all 1,745,670  shares of Common Stock are held by indirect subsidiaries of ING Groep N.V. in their role as a discretionary manager of client portfolios.

ING Groep N.V. disclaims beneficial ownership of all 1,745,670 shares of Common Stock and all 339,788 American Depository Shares held by its indirect subsidiaries, as ING Groep N.V. does not hold or exercise voting rights or dispositive powers for such securities.

(b)

ING Groep N.V. may be deemed to be the beneficial owner of 0.5398% of the outstanding Common Stock. Such percentages are based on 386,351,693 shares of Common Stock, par value W5,000 per share, of KB Financial Group Inc. issued and outstanding as of December 31, 2011, as reported by the Issuer in Item 7A of its Annual Report on Form 20-F/A, filed with the Securities and Exchange Commission on April 30, 2012.

(c)

Although ING Groep N.V. may be deemed to be beneficial owner of 1,745,670 shares of Common Stock and 339,788 American Depository Shares, each representing one share of Common Stock, held by its indirect wholly owned subsidiaries, ING Groep N.V. does not exercise voting rights or dispositive powers for such securities.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable

CUSIP No. 48241A105

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

CUSIP No. 48241A105

Item 10.	Certification.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 20, 2013
(Date)

ING GROEP N.V.

By:	/s/ Just A.M. Emke-Petrelluzzi Bojanic
(Signature)
J.A.M. Emke-Petrelluzzi Bojanic
Senior Compliance Officer
(Name/Title)

/s/ Sander Valkering
(Signature)
Sander Valkering
Business Manager (Name/Title)

ING BANK N.V.

By:	/s/ Just A.M. Emke-Petrelluzzi Bojanic
(Signature)
J.A.M. Emke-Petrelluzzi Bojanic
Senior Compliance Officer
(Name/Title)

/s/ Sander Valkering
(Signature)
Sander Valkering
Business Manager (Name/Title)

Exhibit A to Schedule 13G

Joint Filing Agreement

Pursuant to Rule 13d-1(k)

The undersigned persons (the “Reporting Persons”) hereby agree that a joint statement on this Schedule 13G, and any amendments thereto, be filed on their behalf by ING Groep N.V.

Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning each of them contained therein, but none of the Reporting Persons is responsible for the completeness or accuracy of the information concerning any other Reporting Person.

Date: February 20, 2013

ING GROEP N.V.

By:	/s/ Just Emke Petrelluzzi Bojanic
	Name:	Just Emke Petrelluzzi Bojanic
	Title:	Senior Compliance Officer

By:	/s/ Sander Valkering
	Name:	Sander Valkering
	Title:	Business Manager

ING BANK N.V.

By:	/s/ Just Emke Petrelluzzi Bojanic
	Name:	Just Emke Petrelluzzi Bojanic
	Title:	Senior Compliance Officer

By:	/s/ Sander Valkering
	Name:	Sander Valkering
	Title:	Business Manager